UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________

FORM 11-K
_________

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

A. Full title to the plan and the address of the plan, if different from that of the issuer named below

HEADWATER COMPANIES, LLC 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

FRANKLIN ELECTRIC CO., INC.
9255 COVERDALE ROAD
FORT WAYNE, IN 46809

Headwater Companies, LLC 401(k) Plan

Financial Statements as of December 31, 2021 and 2020, and for the Year Ended December 31, 2021, and Supplemental Schedule Reports as of and for the Year Ended December 31, 2021, and Report of Independent Registered Public Accounting Firm

HEADWATER COMPANIES, LLC 401(K) PLAN
TABLE OF CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm - BDO USA, LLP	4

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	6
Notes to Financial Statements as of December 31, 2021 and 2020, and for the Year Ended December 31, 2021	7

Supplemental Schedules
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2021	12
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021	13

Signature	14

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - BDO USA, LLP

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefits Committee of the
Headwater Companies, LLC 401(k) Plan
Fort Wayne, Indiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Headwater Companies, LLC 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 and Schedule of Assets (Held at End of Year) as of December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditors since 2020.
Troy, Michigan
July 14, 2022

HEADWATER COMPANIES, LLC 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (ROUNDED)
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020

ASSETS:
Investments at fair value	$37,812,000	$31,408,600
Total investments (see Note 3)	37,812,000	31,408,600

Receivables:
Participant contributions	88,300	56,700
Employer contributions	1,305,000	307,900
Notes receivable from participants	443,100	550,400
Total receivables	1,836,400	915,000

Net assets available for benefits	$39,648,400	$32,323,600

See Notes to Financial Statements.

HEADWATER COMPANIES, LLC 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (ROUNDED)
FOR THE YEAR ENDED DECEMBER 31, 2021

Contributions:
Participant contributions	$2,234,800
Participant rollover contributions	156,000
Employer contributions	1,305,000
Total contributions	3,695,800

Investment income:
Net appreciation in fair value of investments	4,224,900
Dividends and interest	72,900
Total investment income	4,297,800

Total additions	7,993,600

Deductions:
Benefits paid to participants	3,466,400
Administrative expenses	117,800
Total deductions	3,584,200

Net increase prior to transfer in from other qualified plans	4,409,400
Transfers in from other qualified plans	2,915,400
Net increase	7,324,800

Net assets available for benefits:
Beginning of year	32,323,600
End of year	$39,648,400

See Notes to Financial Statements.

HEADWATER COMPANIES, LLC 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEAR ENDED DECEMBER 31, 2021

1. DESCRIPTION OF THE PLAN
The following description of the Headwater Companies, LLC 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information, which is available from the Plan Administrator.

General - The Plan is administered by the Franklin Electric Co., Inc. (the “Company”) Employee Benefits Committee (“Plan Fiduciary”). The Employee Benefits Committee is appointed by the Company and approved by the Board of Directors of Franklin Electric Co., Inc. The Plan's trustee was Well Fargo Bank of Minnesota, N.A. through May 2021. Since May 2021, the Plan's trustee has been Principal Trust Company (“Plan Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan was established January 1, 2018 and is a defined-contribution employee benefit plan covering substantially all eligible employees within the Headwater Companies, LLC, a wholly owned subsidiary of the Company.

Contribution - U.S. domestic employees can contribute on a pre-tax basis and/or after-tax Roth basis from 1% to 50% of their eligible compensation not to exceed the IRS limit ($19,500 for 2021). An additional $6,500 'catch-up' contribution is also allowed for the year if an employee reaches age 50 by the end of the calendar year. Employees are automatically enrolled in the Plan at 3 percent contribution of wages upon employment with the Company with no automatic escalation provisions.

The Company may make a discretionary matching contribution or non-elective contribution to the Plan. Company contributions to the participant accounts are funded in the first quarter following the plan year. The Company made a discretionary matching contribution to the Plan in the first quarter of 2022 relating to 2021 employee contributions. The Company contributed an amount equal to 100% of the participant's total contributions up to 3% of the participant's annual compensation.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited/charged with: (a) the participant's contributions and withdrawals; (b) Company matching contributions and non-elective contributions (if applicable) made to the Plan; and (c) Plan earnings and losses, less expenses.

Allocation of earnings and expenses are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric common stock fund, an indexed bond fund, a stable return collective investment fund, a diversified real asset fund, various international equity funds, a small capitalization growth equity fund, a small capitalization value fund, a small-cap blended fund, a mid-cap blended fund, a large capitalization growth fund, a large capitalization value fund, a large-cap blended fund, and various target date funds as investment options for participants.

Vesting - Participants are 100% vested in both their own contributions and the employer match contribution at all times. Vesting provisions in the non-elective contribution may vary by employer but generally, participants are 100% vested in the contribution after completing three calendar years of service, with at least 1,000 hours of service completed within each calendar year. Forfeited balances of non-elective contributions of terminated participants may be used to pay Plan expenses or reduce the Matching Contribution or Non-Elective Contribution made under the Plan for the Plan Year in which the forfeiture occurs. Forfeited non-vested amounts of $8,800 were used to offset employer contributions during the first quarter of 2022 relating to 2021 employer contributions

Notes Receivable from Participants - Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant's account (excluding the portion attributable to Roth Contributions or amounts rolled over from a designated Roth 401(k) or Roth 403(b) retirement account in another plan). Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 5 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. The minimum principal amount of any loan shall be $1,000. Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant's account. The maximum number of loans that a participant may have at any one time is one. Loans transferred into the plan through merger maintain their original terms and are not subject to the plan's terms. Should the participant terminate as an employee of the Company, the balance of the outstanding loan(s) (including any accrued interest) becomes due and the participant's account may be used to pay the balance of the outstanding loan(s).

All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

Administrative Expenses - Administrative, recordkeeping, and trustee expenses for the Plan are charged to the plan. All other administrative expenses are paid by the Company.

Payment of Benefits - Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan upon termination with the Company. Prior to termination, participants may receive distributions due to financial hardship or disability, in-service distributions, qualified reservist distributions, and other distributions as defined by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties - Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Transactions - Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment Options - The Plan's investments are stated at fair value.

The short-term investment fund includes highly liquid assets that seek to maintain a constant net asset value of $1 per unit. The short-term investment fund is valued at the deposit account balance, which approximates fair value. Investments in Franklin Electric Co., Inc. common stock are valued at the last quoted sale or bid prices as reported on the NASDAQ Global Select Market. Together, these investments comprise the Headwater Co Franklin Electric Company Stock Fund, which is tracked on a unitized basis. The value of a unit reflects the combined market value of the common stock and the short-term investment fund. In 2021, the Headwater Co Franklin Electric Company Stock Fund was dissolved and all units were converted into shares of Company stock that are valued at the last quoted sale or bid prices as reported on the NASDAQ Global Select Market. At December 31, 2021, there were 9,370 shares, respectively, outstanding with a value of $94.56 per share. At December 31, 2020, there were 36,306 units, respectively, outstanding with a value of $15.09 per unit.

Shares of registered investment companies are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Plan at year end.

Life insurance polices are valued at cash surrender value. As of December 31, 2021, the face value of life insurance policies was $461,900.

Units held in the collective investments are valued based on the unit value established by the Fund for each investment on the valuation date. The Fund calculates the unit value by dividing each investments net asset value on the calculation date by the number of units that are outstanding on the calculation date for each investment. The fair values of participation units held in the various collective investments were based on the net asset value reported by the Fund manager as of the financial statement dates and recent transaction prices. The Plan Administrator, committee, participant or other authorized party may instruct

Principal in writing to redeem some or all units of the various collective investment. Redemptions will be handled by the Fund per the Participation Agreement in which the Plan Sponsor entered into with the Trust. Units will be redeemed at the unit value as determined following receipt by Principal of written redemption instructions. Redemption proceeds will generally be paid to the account within one business day after receipt of a redemption request for participant directed redemptions, but no more than six business days after such a receipt. Plan Sponsor directed redemption will follow the withdrawal terms within the Participation Agreement per the Trust and could be held up to, but not to exceed, 12 months after receipt of the request for liquidation.

Management fees charged to the Plan for investments are deducted from income earned on a daily basis, and are not separately reflected. Accordingly, management fees are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2021 and 2020.

Administrative Expenses - Administrative expenses may be paid by the Company or the Plan, at the Company's discretion and are recognized when incurred.

3. INVESTMENTS
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, provides guidance for defining, measuring, and disclosing fair value within an established framework and hierarchy. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 - Securities valued using quoted prices from active markets for identical assets;

Level 2 - Securities not traded on an active market but for which observable market inputs are readily available; and

Level 3 - Securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2021 and 2020 (rounded):

	December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment	$—	$—	$—	$—
Franklin Electric Co., Inc. common stock	886,000	886,000	—	—
Investments in shares of registered investment companies	6,855,200	6,855,200	—	—
Life insurance policies	16,500		16,500
Total assets in the fair value hierarchy	7,757,700	7,741,200	16,500	—
Investments measured at net asset value (a)	30,054,300
Investments at fair value	$37,812,000

	December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment	$7,500	$—	$7,500	$—
Franklin Electric Co., Inc. common stock	540,500	540,500	—	—
Investments in shares of registered investment companies	26,416,300	26,416,300	—	—
Life insurance policies	36,900		36,900
Total assets in the fair value hierarchy	27,001,200	26,956,800	44,400	—
Investments measured at net asset value (a)	4,407,400
Investments at fair value	$31,408,600

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

There were no transfers between Level 1 and Level 2 investments during 2021 or 2020.

4. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Notes receivable from participants held by the Plan and certain administrative services provided by paid service providers are also considered party-in-interest transactions.

At December 31, 2021 and 2020, the Plan held 9,370 and 7,860 shares, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer. Dividends of common stock of Franklin Electric Co., Inc., for Plan year 2021 were $6,000.

5. PLAN TERMINATION
The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for by ERISA. In the event of Plan termination, participants would become fully vested in their employer non-elective contribution and earnings thereon.

6. PLAN MERGER
Effective September 1, 2021, the Gicon Pumps & Equipment, Ltd. Employees' Profit Sharing Plan & Trust was merged into the Plan and $2,915,400 net assets were merged into the Plan. Loans were not permitted in the legacy Gicon Pumps & Equipment, Ltd. Employees' Profit Sharing Plan & Trust. Each covered employee who was eligible to participate in these plans immediately prior to the respective merger date is eligible to participate in the Plan.

7. TAX STATUS
The Plan has adopted the volume submitter plan document sponsored by the Plan Trustee who has received a favorable opinion letter dated March 31, 2014, from the IRS stating that the volume submitter plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

8. DELINQUENT PARTICIPANT CONTRIBUTIONS
The Company failed to remit certain employee deferrals and loan repayments to the Plan in a timely manner according to DOL regulations during 2021 aggregating to $66,188. The Company has calculated lost earnings and deposited the lost earnings into the Plan during 2021.

9. SUBSEQUENT EVENT
The Plan Sponsor evaluated subsequent events for recognition or disclosure in these financial statements through July 14, 2022, the day these financial statements were available to be issued. Except as disclosed below, there were no subsequent events that would require recognition in these financial statements or disclosure in the notes thereto.

Subsequent to December 31, 2021, the Company merged the net assets of approximately $11.1 million from the Blake Group Holdings, Inc. benefit plan, into the Headwater Companies, LLC 401(k) Plan.

SUPPLEMENTAL SCHEDULES
HEADWATER COMPANIES, LLC 401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Name of plan sponsor: Headwater Companies, LLC
Employer identification number: 20-0319914
Three-digit plan number: 001

Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☑		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2021	$66,188	$66,188

HEADWATER COMPANIES, LLC 401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021

Name of plan sponsor: Headwater Companies, LLC
Employer identification number: 20-0319914
Three-digit plan number: 001

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
(a)	(b)	(c)	(d)	(e)

*	Franklin Electric Co., Inc.	Common Stock		886,000

	Allianz Life Insurance Company of North America	Life Insurance Policies		8,400
	Genworth Life and Annuity	Life Insurance Policies		8,100

	Collective funds:
	Invesco	Stable Value Trust		1,102,800
	Pacific Investment Management Company	Diversified Real Asset Collective Trust		94,100
	State Street Global Advisors	International Equity Index Fund		174,400
	State Street Global Advisors	S&P 500 Index Fund		2,081,100
	State Street Global Advisors	Russell Small/Mid Cap Index Fund		820,400
	State Street Global Advisors	US Bond Index Securities Lending Series		129,500
	Target date funds:
	State Street Global Advisors	State Street Target Retirement Income VI Fund		2,279,800
	State Street Global Advisors	State Street Target Retirement 2020 VI Fund		1,165,900
	State Street Global Advisors	State Street Target Retirement 2025 VI Fund		5,107,200
	State Street Global Advisors	State Street Target Retirement 2030 VI Fund		5,504,600
	State Street Global Advisors	State Street Target Retirement 2035 VI Fund		2,893,400
	State Street Global Advisors	State Street Target Retirement 2040 VI Fund		2,277,600
	State Street Global Advisors	State Street Target Retirement 2045 VI Fund		3,351,300
	State Street Global Advisors	State Street Target Retirement 2050 VI Fund		1,388,000
	State Street Global Advisors	State Street Target Retirement 2055 VI Fund		1,322,000
	State Street Global Advisors	State Street Target Retirement 2060 VI Fund		316,000
	State Street Global Advisors	State Street Target Retirement 2065 VI Fund		46,200

	Investments in shares of registered investment companies:
	BlackRock Advisors, LLC	Total Return Fund		543,000
	Capital Research and Management Co	EuroPacific Growth Fund		634,300
	Cardinal Capital	Small Cap Value Institutional Fund		374,400
	Meridian	Growth Institutional Fund		170,800
	T. Rowe Price Associates, Inc.	Growth Stock Institutional Fund		4,210,000
	T. Rowe Price Associates, Inc.	Large Cap Value Fund		922,700

*	Various participants	Notes receivable (maturing 2022 to 2042 at interest rates of 4.25% to 6.75%)		443,100
				$38,255,100
*Party-in-interest.
**Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
(Registrant)
HEADWATER COMPANIES, LLC 401(K) PLAN
(Name of plan)

Date: July 14, 2022	By	/s/ Jeffery L. Taylor
Jeffery L. Taylor
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)